Exhibit (a)(1)(F)

Form of Last Day Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

To:	All Eligible Option Holders

Subject:	Rambus Offer to Exchange Expires Today

Today is the last day to elect to exchange your eligible stock options as part of the Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options, (referred to as “the Offer”). The Offer will expire at 8:00 p.m., Pacific Time, today, June 22, 2012.

We are sending this e-mail to you to notify you of the final exchange ratios and the exercise price of new stock options. Below is a table that you can use to calculate the number of shares that would be subject to each new stock option compared to the number of shares subject to your eligible stock options based on the final exchange ratios.

Final Exchange Ratios Applicable to Eligible Options.

Based on a per share stock price of US$[     ], which was the closing price of our common stock today, June 22, 2012, the final exchange ratios applicable to eligible stock options are as follows:

Original Grant Date of Eligible Stock Option	Exchange Ratio(1)
4/28/03 - 5/21/03
6/24/03 - 9/26/03
11/25/03 - 4/1/04
5/3/04 - 1/3/05
2/1/05 - 2/1/06
2/23/06 - 5/1/06
6/1/06 - 5/1/07
7/2/07 - 1/2/09
9/1/09 - 10/1/10
11/1/10 - 5/2/11
7/1/11 - 11/1/11

(1)          If application of the applicable exchange ratio to a particular new stock option to be granted in exchange for an eligible stock option tendered results in a fractional share, the number of shares underlying the new stock option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.

Exercise Price.

The new stock options will be granted with an exercise price equal to US$[    ], which was the closing price of our common stock today, June 22, 2012.

*  *  *

If you would like to take advantage of this opportunity, you must deliver a completed election via the Computershare website, or to Stock Plan Administration via email or by facsimile on or before 8:00 p.m., Pacific Time, on June 22, 2012 (unless the Offer is extended), to:

Computershare website:  www.corp-action.net/RambusIncStockOptionExchange

Stock Plan Administration
Email: options2012@rambus.com
Facsimile: 1-408-462-8114

If you have already made your election and wish to make any changes, you must do so before the Offer deadline at 8:00 p.m., Pacific Time, on June 22, 2012 (unless the Offer is extended).

Only responses that are properly executed, and actually received via the Computershare website or Stock Plan Administration via email or facsimile by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have questions, please direct them to the Computershare call center at 1-866-442-3453 or to Stock Plan Administration via email at options2012@rambus.com.  We will attempt to respond to all questions.

The Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options expires at 8:00 p.m., Pacific Time, June 22, 2012. Please note that all times described for the Offer are U.S. Pacific Time, regardless of your location.

Please do not reply to this message.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for New Options (referred to as “the Offer”).  The full terms of the offer are described in (1) the Offer to Exchange; (2) the email from Harold Hughes, our Chief Executive Officer and President, dated May 24, 2012;(3) the election form, together with its associated instructions; and (4) the withdrawal form, together with its associated instructions.  You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Computershare offer website at www.corp-action.net/RambusIncStockOptionExchange or by contacting Stock Plan Administration by email at options2012@rambus.com or by facsimile at 1-408-462-8114.